March 29, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Pervasive Software Inc.

Form 10-K/A for the Fiscal Year Ended June 30, 2006

Filed September 26, 2006

File No. 000-23043

Dear Mr. Krikorian:

On behalf of Pervasive Software Inc. (“Pervasive” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated March 15, 2007, relating to the above-referenced filings.

On behalf of Pervasive, we are concurrently filing via EDGAR, and for the convenience of the Staff, we are providing courtesy copies of this letter by overnight delivery.

In this letter, we have recited the comments from the Staff in bold and italics type and have followed each comment with Pervasive’s response.

Form 10-K/A for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.

We note your response to prior comment number 1 from our letter dated February 17, 2007. In your response, you state “[t]he majority of the Company’s license sales are sold on a stand alone basis, i.e., without bundled elements.” This indicates that you generally execute separate contracts for your license, support, maintenance and professional service product and service sales. If this is correct, clarify how you consider the criteria in AICPA Technical Practice Aid (“TPA”) 5100.39 when

March 29, 2007

concluding that separate contracts for your support, maintenance and professional services should not be viewed as one multiple-element arrangement together with the license contract. Please provide a complete response addressing all of the indicators of TPA 5100.39. In addition, clarify the nature of and the distinction between your support and maintenance services. Please clarify whether your customers who purchase your software license generally purchase these services.

For demonstration sake, we will provide additional insight into Pervasive’s revenue in the most recent two fiscal quarters. Pervasive generated revenues of approximately $10 million in each of the September 2006 and December 2006 fiscal quarters. Of that quarterly amount, two-thirds, or approximately $6.7 million, relates to the Company’s embedded database product line and the remaining one-third, or approximately $3.3 million, relates to the Company’s data and application integration product line.

The embedded database products (the two-thirds portion of our recent revenue stream) are sold as perpetual licenses predominantly through indirect channels (distributors, value-added resellers or “VARS” and independent software vendors or “ISVs”) at relatively low average selling prices per unit, i.e., approximately $1,000 per server engine unit. Given the deep and well developed indirect channels and relatively low price point of these products, the business model for this product line has historically been focused on an “upgrade” selling model, i.e., attempting to sell to customers upgrades to newer versions in the future. Customers for these database products seldom purchase support and maintenance or professional services directly from Pervasive. Actually, adequate levels of technical support and professional services are generally available from the VARs and ISVs in the Company’s channel. However, Pervasive will accommodate that occasional embedded database customer who does want to purchase support or maintenance directly from Pervasive for these embedded database products. Typical support, maintenance and professional service revenue associated with this embedded database product line has been less than $1 million in each of the two most recent fiscal quarters and the majority of that amount comes from long-time customers whose maintenance renewal rates are based on rates specified in contracts which have been in existence for many years. As further demonstration of the low attachment rate of services to license revenue in the embedded database product line, the Company would like to note that during the past 12 months it has sold embedded database licenses to over 750 different channel partners (distributors, VARS and ISVs), of which 26 customers purchased maintenance from Pervasive.

The Integration product line, the remaining one-third of the business, does have a higher average selling price than the embedded database product line, is moderately more complex technology, and has a higher incidence of selling directly to the end user customer, and as such, the integration product line does tend to have a higher attachment rate of maintenance and support sales with a given license sale.

March 29, 2007

Pervasive’s statement in its prior response, “[t]he majority of the Company’s license sales are sold on a stand alone basis, i.e., without bundled elements” was based on the significance of its embedded database product line and the relative low maintenance, support and professional services attachment rate in the embedded database product line, relative to the Company’s integration product line.

Within the integration product line, the smaller of the two product lines, transactions are generally sold as bundled sales including license, support and maintenance and on occasion, professional services. As stated in the Company’s prior response, each bundled sale is reviewed based on the criteria set out in SOP 97-2, Software Revenue Recognition. In addition, the “separate contract” considerations of TPA 5100.39 seldom have to be considered in this business given the high frequency of bundling of transaction elements. However, in situations where the Company does have separate contracts, it is mindful of, and complies with, the accounting considerations contained in TPA 5100.39. The Company understands that the form of an arrangement is not necessarily the only indicator of the substance of an arrangement and it considers the existence of factors which may indicate that a group of contracts should be accounted for as a single arrangement. Examples of such factors include situations in which:

•	contracts or agreements are negotiated or executed within a short time frame of each other,

•	different elements are closely interrelated or interdependent in terms of design, technology, or function,

•	fees for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily,

•	one or more elements in one contract or agreement are essential to the functionality of an element in another contract,

•	payment terms under one contract or agreement coincide with performance criteria of another contract or agreement, or

•	negotiations are conducted jointly with two or more parties (for example different divisions of the same company) to do what in essence is a single project.

“Maintenance” and “Support” in Pervasive’s vernacular has the following meanings. The purchase of Maintenance provides the customer with the right to receive, free of additional charge, future versions of the product they previously licensed, when and if future versions become available during the term of the maintenance agreement. This is also commonly referred to as “upgrade protection”. The purchase of Support provides

March 29, 2007

the customer with access to various levels of manned and automated technical support resources to assist the customer with diagnosis and resolution of issues they might encounter in using the product licensed from Pervasive, as well as any related “bug fixes” which Pervasive may release related to the product licensed from Pervasive.

2.	Please clarify your normal pricing and discounting practices and how you establish VSOE of fair value for support, maintenance and professional services based on those practices. In light of the fact that your discounting practices do affect the price charged for various elements in an arrangement, explain how regularly selling support, maintenance and professional services as separate items supports the notion that your separate sales are sufficiently concentrated. That is, when VSOE of fair value of an element is established based on a range of separate selling prices, those prices must be sufficiently concentrated within an appropriate range in order to conclude that VSOE of fair value exists for the range of prices. Your response further indicates that support and maintenance prices for the initial and renewal years are set as a standard percentage of the related license sale. Please clarify whether that standard percentage is impacted by your pricing and discounting practices. Clarify, if applicable, how your policy complies with the guidance of TPA 5100.55.

The Company’s normal pricing model includes discounting based on the competitive sales environment of each sale. However, support and maintenance VSOE is established as a percentage of each license in the manner described in TPA 5100.55. As an example, if licenses were sold at a list price of $10,000, maintenance and silver level support would be $2,300 or 23% of the license sale (15% for maintenance and 8% for “silver” level support). However, if the license sale was discounted by 20% resulting in a license sale of $8,000, the maintenance and silver level support fee would be offered at 23% or $1,850. The maintenance and support elements are amortized over the contractual period that the services are provided.

Integration Software is often used by the Company’s end user customers for short duration “data migration” projects, and in those instances support and/or maintenance may not be desired by the end user customer. In other longer lived “data integration” or “application integration” use cases, end user customers frequently, and separately, procure support and/or maintenance renewals for subsequent years. While the Company is not typically contractually committed to pricing for those separately procured support and/or maintenance renewals, it does adhere closely to the same percent (23% in the silver support example above) of the original license sale. Given the frequency of separately procured support and/or maintenance renewals for which there was no previous contractual commitment on pricing, and the tight distribution or “range” of support and maintenance percentages used, the Company believes the sale of such support and maintenance elements is sufficiently concentrated to establish VSOE of fair value for those elements.

March 29, 2007

The Company does sell professional services (approximately $500 thousand per quarter), however professional services are not essential to the functionality of any element of the typical license, support or maintenance transaction. Professional services engagements are typically sold on a time and materials basis, i.e., a rate per hour for project assistance for as many hours as the customer may request, plus out of pocket travel expenses. The typical scenario is one in which an end user customer has a very large data migration or data integration project in which the end user simply desires additional manpower to complete the mapping of many data tables from source database to destination database, resulting in expedited overall project execution. If the Company’s professional services ever were in fact an essential element of a total transaction, then the Company would defer revenue recognition for that total transaction until completion of (and acceptance of, if acceptance is stipulated) the professional services engagement.

3.	Please clarify your policy of applying the residual method when the renewal rate specified for future years is less than VSOE of fair value. Clarify whether you defer VSOE of fair value or the renewal rate for future years in these situations.

The genesis of the Company’s prior response was the instance in which the Company might include a single year of maintenance as a bundled element in the initial license sale price, and additionally define a separate renewal price (less than VSOE) for maintenance in that given purchase agreement for some given number of years. For example, the Company might include 1 year of maintenance bundled with the initial license sale as a single price from the perspective of the purchaser and offer second and third year maintenance renewals at a price less than VSOE. In such a case, the Company calculates the list price value of the initial license and the 3 years worth of maintenance (at VSOE rate) to derive a total list price value of the 3 year commitment. The Company then calculates the total transaction value assuming that the second and third year maintenance is in fact renewed at the contracted renewal rate. Comparing these two measures, the Company arrives at an implied discount on the total 3 year commitment. The Company then applies this implied discount rate to the list price value of each element and accounts for the “implied discounted” value of each element as delivered or undelivered in accordance with each element. The reference to the “residual method” at the end of the last sentence of the original response was inadvertent and the Company understands that the residual method as referred to in the relevant revenue recognition literature is only applicable to situations in which VSOE has not been established for all delivered elements of a transaction.

March 29, 2007

4.	Your response indicates that you apply the residual method to allocate arrangement fee in situations where you have not established VSOE of fair value of an undelivered element in the arrangement. Please clarify why you believe it is appropriate to apply the residual method in arrangements where you have not established VSOE of fair value of the undelivered elements in the arrangement and how your policy complies with paragraph 6.b of SOP 98-9.

The wording of the Company’s first response was not clearly stated. The Company believes it has established VSOE of fair value for all undelivered elements and therefore the Company has not had to address the accounting for arrangements in which it did not have VSOE for all undelivered elements.

Note 4, Income Taxes, Page F-17

5.	Your response to prior comment number 2 from our letter dated February 17, 2007 focuses on the negative indicators present through June 30, 2005 to support your conclusion that a valuation allowance was needed at that time. It appears that the positive evidence supporting a conclusion that a valuation [allowance] was not needed as of June 30, 2006 was primarily based on fiscal year 2007 projections. Please clarify whether you have existing contracts of firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset as of June 30, 2006; we refer you to paragraph 24.a of SFAS 109. Be advised that the weight given to this positive evidence must be “commensurate with the extent to which it can be objectively verified.” That is, projections do not carry much weight unless the projections are based on evidence that can be objectively verified. In addition, please clarify other positive evidence that you relied upon when determining a valuation allowance was not needed as of June 30, 2006, if applicable.

Positive evidence supporting management’s judgment that a reduced valuation allowance was needed as of June 30, 2006 included the following:

a.	History of Profitability – 22 consecutive quarters of profitability and positive cash flows.

b.	Shift in Management Focus – increased focus on profitability, even in the presence of possibly flat to declining revenue.

c.	Expense Reductions – reductions in the number of senior management team members, the discontinuance of a 45-person India-based development subsidiary and the discontinuance of an open source software initiative.

d.	Revenue Expectations – due in part to highly predictable revenue streams from a number of recurring channel partner customers.

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e.	Operating Plan for fiscal year 2007 – and related risk-adjusted forecast of taxable income.

Management was in fact more focused on the example of paragraph 24c of SFAS 109 than paragraph 24a in that the Company has had a strong earnings history. As of June 30, 2006, the Company had 22 consecutive quarters of meaningfully profitable operations and positive cash flows. But, even considering the context of paragraph 24a, a significant portion of the Company’s revenue from its embedded database products is fairly recurring in nature in that much of this revenue comes from many Independent Software Vendors (“ISVs”) who embed the Company’s database technology and report royalties to the Company each month, lending itself well to trend analysis with a relatively high level of predictability. These revenues are not “firm sales backlog” but do represent a highly predictable revenue stream for a significant part of the Company’s business.

As for expenses, the Company had already taken actions which it knew would reduce its run-rate expenses in the early part of fiscal year 2007 and beyond, namely reductions in senior management personnel, the discontinuance of its India-based development subsidiary and the discontinuance of its open source database initiative. History has proven management’s judgment in this regard to be accurate in that expenses for the first two quarters of fiscal year 2007 were $9.7 million and $9.6 million, respectively, down from the last two quarters of fiscal year 2006 of $11.7 and $10.3 million, respectively. If the Company continues to incur quarterly expenses at its current $9.7 million run-rate in the last two quarters of fiscal year 2007, this would represent a projected expense level of $38.7 million for fiscal year 2007, a decrease of $5.7 million from fiscal year 2006.

While it is true that revenue has also decreased thus far in fiscal year 2007 relative to fiscal year 2006, the Company increased its profitability levels in the first two quarters of fiscal year 2007 relative to fiscal year 2006. The Company has now produced 24 consecutive quarters of profitability and continues to demonstrate its ability to generate profitable operations at various levels of revenue.

In addition, interest income for the Company was projected to grow in fiscal year 2007 based on increasing investable cash resources and interest rate increases during fiscal year 2006. This projection too has been proven out in the first 2 quarters of fiscal year 2007 and the Company now projects that interest income may be as much as $800 thousand more in fiscal year 2007 than in fiscal year 2006.

The factors above, combined with the absence of any of the examples of negative evidence in paragraph 23 of SFAS 109, formed the basis for management’s judgment that a reduction of its valuation allowance against deferred tax assets was warranted as of June 30, 2006.

March 29, 2007

For the convenience of all reviewers of our response, we have reproduced certain paragraphs of SFAS 109 below.

SFAS 109 ¶23 Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include (but are not limited to) the following:

a.	A history of operating loss or tax credit carryforwards expiring unused

b.	Losses expected in early future years (by a presently profitable entity)

c.	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

d.	A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.

SFAS 109 ¶24 Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:

a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

b.	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset

c.	A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

SFAS 109 ¶25 An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

March 29, 2007

Please direct your questions or comments to me at (512) 338-5422 or to Catherine Schnurr at (512) 338-5425. In addition, please provide a facsimile of any additional comments you may have to my attention at (512) 338-5499.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Brian K. Beard
Brian K. Beard

cc:	John Farr (Pervasive)
Randy Jonkers (Pervasive)
Catherine D. Schnurr (Wilson Sonsini Goodrich & Rosati)